Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

Six Months Ended June 30,
2015(a)
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$205,765
Income from equity investee	(203)
Tax expense based on income	125,315
Fixed charges excluding subsidiary preferred stock dividends tax adjustment (b)	191,887
Earnings available for fixed charges, as defined	$522,764
Fixed charges, as defined:
Interest expense on short-term and long-term debt (b)	$173,358
Estimated interest cost within rental expense	4,406
Amortization of net debt premium, discount, and expenses	10,901
Subsidiary preferred stock dividends	3,222
Adjust subsidiary preferred stock dividends to pretax basis	2,045
Total fixed charges, as defined	$193,932
Consolidated ratio of earnings to fixed charges	2.70

(a)
Includes a $69 million provision for Callaway construction and operating license recorded in the second quarter of 2015. See Note 2 - Rate and Regulatory Matters under Part I, Item 1, of this report for additional information.

(b)	Includes net interest related to uncertain tax positions.